UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

April 4, 2005

Andrew A. Bernstein, Esq.
Cleary Gottlieb, Steen & Hamilton
41 Avenue de Friedland
75008 Paris

Re: Credit Agricole S.A.
Incoming Letter dated April 1, 2005

Dear Mr. Bernstein:

We are responding to your letter dated April 1, 2005 addressed to Brian V. Breheny and Christina Chalk, as supplemented by telephone conversations with the staff of the Division of Corporation Finance, with regard to your request for no-action relief. Our response is attached to the enclosed photocopy of your letter to avoid having to recite or summarize the facts set forth in your letter. Each defined term in this letter has the same meaning as in your April 1, 2005 letter, unless we indicate otherwise.

The Division of Corporation Finance will not recommend enforcement action to the Commission if Credit Agricole and the Regulated Subsidiaries listed in Annex A to your letter report beneficial ownership on Schedule 13G under those circumstances in which they could so report if they were entities of the type identified in Rule 13d-1(b)(1)(ii) under the Securities Exchange Act of 1934. In addition, the Division of Corporation Finance will not recommend enforcement action to the Commission if the Special Purpose Subsidiaries listed in Annex A to your letter report beneficial ownership on Schedule 13G under the circumstances described in your letter.

The foregoing no-action positions taken under Rule 13d-1(b)(1)(ii) of the Exchange Act are based solely upon the facts described and the representations made in your letter. In particular, we note your representations regarding the comparability of the relevant foreign laws that govern Credit Agricole and the Regulated Subsidiaries and the US laws governing entities of the type listed in Rule 13d-1(b)(1)(ii). We also note your undertaking to furnish upon request the information that would be required by Schedule 13D.

Any change in the facts described and representations made in your April 1, 2005 letter may change our conclusion. This letter only expresses our position on enforcement action. It does not express any legal conclusions on the questions presented.

Sincerely,

Brian V. Breheny
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

CLEARY GOTTLIEB STEEN & HAMILTON LLP

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ROGER J. BENRUBI
JEAN-MARCEL CHEYRON
SENIOR COUNSEL

JEAN-MICHEL TRON
MEMBRE DU CONSEIL DE L'ORDRE
JEAN-PIERRE VIGNAUD
GILLES ENTRAYGUES
ROBERT BORDEAUX-GROULT
FRANÇOIS JONEMANN
RUSSELL H. POLLACK
ARNAUD DE BROSSES
JEAN-MARIE AMBROSI
ANDREW A. BERNSTEIN
PIERRE-YVES CHABERT
PASCAL COUDIN
JEAN-YVES GARAUD
JOHN D. BRINITZER
FRANÇOIS BRUNET
FABRICE BAUMGARTNER
MARIE-LAURENCE TIBI
VALÉRIE LEMAITRE

CATHERINE PEULVÉ
SOPHIE DE BEER
CLAUDIA ANNACKER
COUNSEL

Writer's Direct Dial: (33) 140-74-6860
E-Mail: abernstein@cgsh.com

April 1, 2005

VIA EMAIL AND COURIER

Mr. Brian V. Breheny
Ms. Christina Chalk
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
United States

Re: Request to Report on Schedule 13G rather than Schedule 13D as Required by the Rules Promulgated under Section 13(d) of the Securities Exchange Act of 1934

Dear Mr. Breheny:

We are writing on behalf of Crédit Agricole S.A. ("Crédit Agricole") to request assurance that the Division of Corporation Finance will not recommend enforcement action by the Securities and Exchange Commission (the "Commission") if Crédit Agricole and certain of its subsidiaries identified and described herein report beneficial ownership of registered equity securities, as required by the rules promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), on Schedule 13G rather than on Schedule 13D under those circumstances in which such ownership could be so reported if Crédit Agricole or such subsidiaries were entities of the type listed in Rule 13d-1(b)(1)(ii) under the Act.

This "no-action" position is being sought only with respect to instances in which investments are made in the ordinary course of business and not with the purpose or with the effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect.

A. Business of Crédit Agricole

Crédit Agricole is the lead bank of a group that includes a network of French regional banks (known as the "Caisses Régionales") and a number of French and international bank and financial services subsidiaries. The Crédit Agricole group is France's largest banking group and one of the largest banking groups in the world based on shareholders' equity. As of December 31, 2004, on a consolidated basis, Crédit Agricole had total assets of €815.3 billion, €405.8 billion in funds under management and €24.9 billion in shareholders' equity. Crédit Agricole's shares are listed on the *Premier marché* of Euronext Paris, France's principal securities exchange.

Further information about the Crédit Agricole Group is available at www.credit-agricole.fr.

Crédit Agricole's principal corporate and investment banking subsidiary, CALYON, operates a New York branch pursuant to a license issued by the Banking Department of the State of New York. In addition, Crédit Agricole's subsidiary Crédit Lyonnais maintains an agency in Miami, which is subject to regulation by the Florida Banking Department.

B. Entities for which Relief is Sought

Crédit Agricole is seeking relief to permit the use of Schedule 13G by two categories of subsidiaries (in addition to Crédit Agricole itself):

- Certain designated subsidiaries (the "Regulated Subsidiaries") that are engaged in asset management, insurance, commercial banking or investment services activities, and are subject to regulation in either France or the United Kingdom under regulatory schemes analogous to those applicable to investment companies, investment advisors, insurance companies, banks or broker-dealers in the United States. The two principal Regulated Subsidiaries are CALYON and Crédit Lyonnais, each of which is a major French bank. CALYON is the main corporate and investment banking subsidiary of Crédit Agricole, and Crédit Lyonnais operates one of the two French retail banking networks of the Crédit Agricole group.

- Certain designated subsidiaries (the "Special Purpose Subsidiaries") that have no operational activities other than holding equity securities where the acquisition decision is made by Crédit Agricole, CALYON or Crédit Lyonnais.

The Regulated Subsidiaries and the Special Purpose Subsidiaries for which Crédit Agricole seeks no-action relief, as well as the basis for their qualification for this relief, are identified in the table attached to this letter as Annex A. Crédit Agricole owns, directly or indirectly, at least 99% of the share capital of all of the Regulated Subsidiaries and Special Purpose Subsidiaries. In cases where a Regulated Subsidiary or a Special Purpose Subsidiary makes a filing on Schedule 13G, Crédit Agricole would make a joint filing as the parent.

C. Regulation of Crédit Agricole and the Regulated Subsidiaries

1. Crédit Agricole

Crédit Agricole is subject to comprehensive regulation as a commercial bank in France. The same regulatory structure is also applicable to the two principal banking subsidiaries, CALYON and Crédit Lyonnais, as well as to the only other Regulated Subsidiary that is a commercial bank, Banque de Gestion Privé Indosuez.

French regulations permit only licensed credit institutions to engage in banking activities on a regular basis. Correlatively, institutions licensed as banks may not, on a regular basis, engage in activities other than banking, bank-related activities and a limited number of non-banking activities determined pursuant to the regulations issued by the French Minister of the Economy.

The French Banking Commission (*Commission bancaire*), which is chaired by the Governor of the *Banque de France*, is responsible for the supervision of credit institutions and investment firms (including Crédit Agricole), the enforcement of laws and regulations applicable to banks and other credit institutions and investment firms. Banks are required to submit periodic (either monthly, quarterly, half-yearly or annually) accounting reports to the *Commission bancaire* concerning the principal areas of their activity. The *Commission bancaire* may also request additional information that it deems necessary and may carry out on-site inspections. These reports and controls allow a close monitoring of the condition of each bank and also facilitate computation of the total deposits of all banks and their use.

Crédit Agricole must comply with minimum capital ratio requirements derived from the Basel accords (which also serve as the basis for the capital ratio requirements applicable to banks in the United States). In addition, regulations applicable to deposit banks concern risk diversification and liquidity, monetary policy, restrictions on equity investments and reporting requirements. For example, Crédit Agricole must satisfy, on a consolidated basis, restrictions relating to concentration of risks (*ratio de contrôle des grands risques*). French banks are also required to maintain on deposit with the European Central Bank a certain percentage of various categories of demand and short-term deposits. The commercial banking operations of Crédit Agricole in France are also significantly affected by monetary policies established from time to time by the European Central Bank in co-ordination with the *Banque de France*.

All French credit institutions are required by law to be a member of the deposit guarantee fund (*Fonds de Garantie*). Domestic customer deposits denominated in euro and currencies of the European Economic Area are covered up to an amount of €70,000 per customer and per credit institution. French credit institutions are required to establish appropriate internal control systems, including with respect to risk management and the creation of appropriate audit trails, and submit an annual report for review by the institution's board of directors and the *Commission bancaire* regarding the institution's internal procedures and the measurement and monitoring of the institution's exposure.

We believe that the regulatory scheme to which Crédit Agricole is subject in France embodies a significant number of features that are central to the U.S. bank regulatory scheme. Accordingly, it is our view that the French bank regulatory scheme is substantially comparable to the U.S. regulatory scheme applicable to banks in all respects material to the issues addressed in this no-action request.

Crédit Agricole, CALYON and Crédit Lyonnais are also subject to regulation in the United States at the federal and state levels. By virtue of its ownership of CALYON and Crédit Lyonnais, Crédit Agricole is subject to regulation by the Federal Reserve Board of the United States pursuant to the Bank Holding Company Act of 1956. The New York branch of CALYON is examined by the New York State Banking Department and is subject to banking laws and regulations applicable to foreign banks that operate a New York branch. Similarly, the Miami agency of Crédit Lyonnais is subject to regulation by the Florida Banking Department.

2. Regulated Subsidiaries

As noted above, Crédit Agricole is seeking relief for Regulated Subsidiaries organized under the laws of France or the United Kingdom.

The Regulated Subsidiaries organized under the laws of the United Kingdom conduct activities analogous to those of broker-dealers, and as a result their business is analogous to that contemplated by Rule 13d-1(b)(1)(ii)(A). The regulatory regime applicable to broker-dealers in the United Kingdom has been described in previous no-action letters, in response to which no-action relief was granted. See Deutsche Bank AG (publicly available February 14, 2002), Swiss Bank Corporation (publicly available January 17, 1997) and Morgan Stanley Group Inc. (publicly available December 29, 1995).

The regulatory regime applicable to French broker-dealers, investment advisors and insurance companies (the three categories under which the French Regulated Subsidiaries fall, other than commercial banking) is described below.

As an initial matter, as subsidiaries of Crédit Agricole all of the Regulated Subsidiaries are part of the consolidated group that is subject to commercial bank regulation in France with respect to capital adequacy, risk management, liquidity and the like. The French capital adequacy regulations require Crédit Agricole to maintain regulatory capital to cover market risk, including risks relating to interest rates, currencies and share prices, relating to the consolidated group as a whole, including the Regulated Subsidiaries. The *Commission bancaire* has the power to inspect the activities of the Regulated Subsidiaries. In addition, the Regulated Subsidiaries are subject to specific regulatory regimes that can be summarized as follows:

- Broker-Dealers and Investment Advisors. Entities conducting activities analogous to those of United States broker-dealers and investment advisors are among the category of regulated entities referred to as "investment services providers" in France (in other words, entities engaged in the underwriting and placement of financial instruments, the provision of asset management services, and/or brokerage and dealing activities). They are regulated pursuant to the French Monetary and Financial Code, under provisions that are derived from European Union ("EU") directives (those directives are also applicable to the United Kingdom regulatory regime).

  An entity seeking to be an investment services provider in France must first obtain a license from the *Comité des établissements de crédit et des entreprises d'investissement,* which in turn may only grant the license with the approval of the *Autorité des marchés financiers*. Investment services providers must comply with risk management rules, including capital adequacy requirements and risk diversification ratios, and implement internal control rules. The *Autorité des marchés financiers* also promulgates regulations applicable to investment services providers in areas such as insider trading and market manipulation, and has the power to investigate the activities of investment services providers. Other regulations applicable to investment services providers require periodic reporting, such as the reporting of trading of financial instruments to the *Autorité des marchés financiers*, as well as the publication of financial statements in accordance with accounting requirements that are specific to the relevant types of entities.

- Insurance Companies. French insurance companies are subject to a regulatory regime designed to protect the interests of policyholders, based on EU directives. Insurance activities are regulated by the *Commission de Contrôle des Assurances* (CCA), which monitors compliance with applicable regulations including regulations governing licensing of insurance companies, solvency, actuarial reserves and investment of assets. An EU directive dated October 27, 1998 requires insurance groups to calculate a consolidated solvency margin for periods ending after December 31, 2001. This directive was transposed in French law under an ordinance dated August 29, 2001, decreed on March 14, 2002, and has been applicable since 2002. Under this directive, as adopted in

French law, insurance companies must establish appropriate internal controls to ensure solvency sufficient to cover all of the group's insurance liabilities, inform the CCA annually of certain intra-group transactions, and calculate on a consolidated basis the capital needed to meet the respective solvency requirements of the group's insurance subsidiaries. In addition to other applicable regulatory requirements, in France, property and casualty insurers are required to maintain equalization reserves to protect against the impact of large claims and catastrophes, based on pre-established formulas applicable to certain lines of business.

As is the case with the French bank regulatory system, it is our view that the regulatory scheme to which the Regulated Subsidiaries are subject in France embodies a significant number of features that are central to the U.S. regulatory schemes governing broker-dealers, investment advisors and insurance companies. Accordingly, it is our view that the French regulatory scheme applicable to these entities is substantially comparable to the analogous U.S. regulatory schemes in all respects material to the issues addressed in this no-action request.

D. Request for No-Action Relief

1. Crédit Agricole and the Regulated Subsidiaries

Crédit Agricole and the Regulated Subsidiaries are engaged in businesses similar to those engaged in by one or more of the qualified institutional investors under Rule 13(d)-1(b)(1)(ii) under the Act ("Qualified Institutional Investors"). Crédit Agricole and the Regulated Subsidiaries in the ordinary course of their businesses may purchase, acquire or hold securities for their own account or for the account of clients. Pursuant to Section 13(d) of the Act and as a result of the activities of Crédit Agricole, the Regulated Subsidiaries and any other member of the Crédit Agricole Group, Crédit Agricole or a Regulated Subsidiary may be deemed the beneficial owner of equity securities subject to the reporting requirements of Section 13(d). If Crédit Agricole or a Regulated Subsidiary is deemed the beneficial owner of more than five percent of a class of equity securities, Crédit Agricole or the Regulated Subsidiary (together with any subsidiary that is the beneficial owner of more than five percent of such class and is not a Qualified Institutional Investor) must either (i) file a Schedule 13D pursuant to Rule 13d-1(a) or (ii) file a Schedule 13G pursuant to Rule 13d-1(c).

Compliance with the disclosure and time of disclosure requirements under Rule 13d-1(a) or Rule 13d-1(e) often proves burdensome to large institutional investors and their related companies. Rule 13d-1(b) lessens the beneficial ownership reporting burdens by allowing Qualified Institutional Investors and their parent holding companies to file reports of beneficial ownership on Schedule 13G. In 1998, the Commission expanded the availability of Schedule 13G to passive investors and enlarged the category of Qualified Institutional Investors, but it noted that non-domestic institutional investors are not expressly eligible under the provisions of Rule 13d-1(b)(1)(ii) to file on Schedule 13G. See Securities Exchange Act Release No. 39538 (January 12, 1998). The Commission further stated in its release that "[a]ny foreign institutional investor that would rather report on Schedule 13G as a Qualified Institutional Investor . . . may continue to seek no-action relief from the staff under current practices."

Crédit Agricole is seeking such no-action relief for itself and the Regulated Subsidiaries. We note that the Commission has, in similar circumstances, permitted foreign institutions with a substantial nexus, either directly or through subsidiaries, with federal or state regulators in the United States to report portfolio investments on Schedule 13G in circumstances in which reporting on Schedule 13D would otherwise be required. See, e.g., Banca del Gottardo and Certain Wholly Owned Subsidiaries, (publicly available December 13, 2002); Centre Solutions Limited, (publicly available July 25, 2002); Deutsche Bank AG, (publicly available April 13, 1994, April 9, 1996 and February

14, 2002); Royal Bank of Canada (publicly available March 10, 1990 and March 18, 1998); Swiss Bank Corporation (publicly available January 17, 1997); Morgan Stanley Group, Inc. (publicly available December 29, 1995); Union Bank of Switzerland (publicly available November 23, 1992); AXA Group (publicly available July 31, 1992); CS Holding Group (publicly available January 16, 1992); and Mutual Life Assurance Company (publicly available August 15, 1986).

Because Crédit Agricole and certain of the Regulated Subsidiaries are subject to the regulation of the Federal Reserve Board, the Commission should, as a practical matter, have the ability to ensure compliance by Crédit Agricole and the Regulated Subsidiaries with Section 13(d) of the Act. To alleviate any concern that the Commission may have with respect to the accessibility of information, Crédit Agricole and the Regulated Subsidiaries have each authorized us to confirm to you their agreement to make available to the Commission, at the request of the Commission, the information that would otherwise be required to be furnished in response to the disclosure requirements of Schedule 13D and any supporting material or documents necessary to verify the accuracy of such information.

2. The Special Purpose Subsidiaries

As noted above, Crédit Agricole is seeking relief for certain Special Purpose Subsidiaries. Like many French banks, Crédit Agricole often holds minority equity investments through Special Purpose Subsidiaries that engage principally in the holding of equity participations of the group, and that do not conduct other significant business activities. The Special Purpose Subsidiaries are wholly-owned by Crédit Agricole, CALYON or Crédit Lyonnais (except for directors' qualifying shares) and are used for ease of internal administration with respect to holdings of equity participations. For example, if a CALYON decides to invest in securities offered in a transaction in which it acts as underwriter, it might use a Special Purpose Subsidiary to segregate the securities in which it is investing (the equivalent of placing the securities in an investment account).

The Special Purpose Subsidiaries do not conduct independent business activities. Their holdings of equity participations are effectively the equivalent of direct holdings by Crédit Agricole. With respect to the holding of equity participations, it can be considered that Crédit Agricole and the Special Purpose Subsidiaries collectively conduct a single banking business. The holding of equity participations by the Special Purpose Subsidiaries constitutes part of the ordinary course of business of Crédit Agricole.

The Special Purpose Subsidiaries do not themselves conduct activities contemplated in Rule 13d-1(b)(1)(ii). However, their sole activity is to hold securities that Crédit Agricole decides to acquire. As a result, they effectively carry out a portion of the business of Crédit Agricole, rather than conducting any independent business themselves. Crédit Agricole is requesting that no-action relief be granted for the Special Purpose Subsidiaries only so long as they continue to be subsidiaries of Crédit Agricole (or CALYON or Crédit Lyonnais), and to have no activities other than holding securities that Crédit Agricole (or CALYON or Crédit Lyonnais) decides to acquire. In cases where a Special Purpose Subsidiary makes a filing on Schedule 13G, Crédit Agricole would make a joint filing as the parent.

As subsidiaries of Crédit Agricole, the Special Purpose Subsidiaries are subject to the regulatory supervision of the *Commission bancaire*. Most significantly, Crédit Agricole is required under French banking regulations to compute capital adequacy ratios on a consolidated basis, including the Special Purpose Subsidiaries in the calculation. In addition, the activities of the Special Purpose Subsidiaries and their relationship with Crédit Agricole are subject to inspections by the *Commission bancaire.*

We believe that the position of the Special Purpose Subsidiaries is analogous to that of the subsidiaries referenced in Banca del Gottardo and Certain Wholly Owned Subsidiaries (publicly available December 13, 2002). In that letter, the writer represented that the subsidiaries in question would not themselves be qualified institutional investors under Rule 13d-1(b)(1)(ii), but that they function as a part of, and on behalf of, the bank in question in its ordinary course of business, and that they were subject to regulatory supervision in areas such as capital adequacy and regulatory inspection. The same is true with respect to Crédit Agricole's Special Purpose Subsidiaries. See also, Swiss Reinsurance Co. (publicly available November 16, 1979) (similar relief granted with respect to subsidiaries of a Swiss insurance company).

* * * * *

Based upon the facts set forth above, we hereby respectfully request, on behalf of Crédit Agricole, the Regulated Subsidiaries and the Special Purpose Subsidiaries, that the Commission confirm that it would not recommend enforcement action to the Commission if Crédit Agricole, the Regulated Subsidiaries and the Special Purpose Subsidiaries were to utilize Schedule 13G in lieu of Schedule 13D in the circumstances indicated above.

To the extent that any Regulated Subsidiary or Special Purpose Subsidiary is held by an intermediate holding company, Crédit Agricole recognizes that relief for the Regulated Subsidiary or the Special Purpose Subsidiary may be conditioned on the intermediate holding company beneficially owning (other than through the Regulated Subsidiary or Special Purpose Subsidiary) 1% or less of the equity securities of the relevant issuer.

We request the opportunity to speak with the staff in the event the staff proposes to withhold the no-action relief requested herein. If you have any questions or need any additional information concerning the foregoing, please do not hesitate to contact the undersigned at 33-1-40-74-68-60.

Very truly yours,

Andrew A. Bernstein

cc: Jean-Michel Daunizeau, Béatrice Hériaud-Chalant and Jean Quesnel, Crédit Agricole
Philippe Doré and Richard Carlson, Esq., CALYON

Annex A

Designated Subsidiaries

Name of Subsidiary	Country	Basis for Qualification
Delfinances	France	Special Purpose Subsidiary
CLIFAP	France	Special Purpose Subsidiary
Consortium Rhodanien de Réalisations	France	Special Purpose Subsidiary
Crédit Lyonnais Développement Economique	France	Special Purpose Subsidiary
CALYON	France	Bank (Rule 13d-1(b)(1)(ii)(B))
Crédit Lyonnais	France	Bank (Rule 13d-1(b)(1)(ii)(B))
Banque de Gestion Privée Indosuez	France	Bank (Rule 13d-1(b)(1)(ii)(B))
Crédit Agricole Asset Management	France	Investment Advisor (Rule 13d-1(b)(1)(ii)(E))
BFT Gestion	France	Investment Advisor (Rule 13d-1(b)(1)(ii)(E))
CPR Asset Management	France	Investment Advisor (Rule 13d-1(b)(1)(ii)(E))
Equalt Alternative Asset Management	France	Investment Advisor (Rule 13d-1(b)(1)(ii)(E))
Gestion Privée Indosuez	France	Investment Advisor (Rule 13d-1(b)(1)(ii)(E))
Predica	France	Insurance company (Rule 13d-1(b)(1)(ii)(C))
Pacifica	France	Insurance company (Rule 13d-1(b)(1)(ii)(C))
Crédit Agricole Chevreux	France	Broker-Dealer (Rule 13d-1(b)(1)(ii)(A)
Calyon Financial SNC	France	Broker-Dealer (Rule 13d-1(b)(1)(ii)(A)
Crédit Lyonnais Rouse Limited	United Kingdom	Broker-Dealer (Rule 13d-1(b)(1)(ii)(A)
CL Securities	United Kingdom	Broker-Dealer (Rule 13d-1(b)(1)(ii)(A)
CLC Bourse	France	Broker-Dealer (Rule 13d-1(b)(1)(ii)(A)
CPR On Line	France	Broker-Dealer (Rule 13d-1(b)(1)(ii)(A)